UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Æterna Laboratories Inc. (Name of Issuer)
Subordinate Voting Shares (Title of Class of Securities)
007975 (CUSIP Number)

Janie C. Béïque, Vice-President Legal Affairs
and Corporate Secretary
Fonds de Solidarité des Travailleurs du Québec (F.T.Q.)
545 Crémazie East Blvd., Montréal, Québec, Canada H2M 2W4
Telephone: (514) 383-8383
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2003 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box    ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007975

(1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fonds de solidarité des travailleurs du Québec (F.T.Q.)
	IRS Identification No.	Not applicable.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS		PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		CANADA

NUMBER OF SHARES	(7)	SOLE VOTING POWER	10,140,736*
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER	0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER	10,140,736*

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,140,736*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 24.7%*
*includes and after giving effect to (i) 3,477,544 Subordinate Voting Shares issuable upon conversion (capital and interest) of the CAN$12,500,000 convertible loan described under Item 4 below and (ii) 1,666,667 Subordinate Voting Shares issuable upon the exercise of warrants held by the Reporting Person (as definded below) to purchase an equal number of shares at a price of CAN$20.00 per share and which expire on December 31, 2003. Calculation is made on the basis of 35,966,427 Subordinate Voting Shares issued as of March 26, 2003.

(14)	TYPE OF REPORTING PERSON (See Instructions)		IV

Item 1. Security and Issuer

        This Amendment No. 1 (this "Amendment") to the Reporting Person's statement on Schedule 13D dated April 19, 2003 relates to Subordinate Voting Shares, no par value per share, of Æterna Laboratories Inc. (the "Company"), a corporation duly incorporated under the Canada Business Corporations Act, which has its principal executive offices at 1405, boulevard du Parc-Technologique, Québec, Québec, Canada G1P 4P5.

        This Amendment hereby amends and restates the Reporting Person's previous statement on Schedule 13D dated April 19, 2002.

Item 2. Identity and Background

        (a) This Statement is filed by Fonds de solidarité des travailleurs du Québec (F.T.Q.) (the "Reporting Person"), a company duly incorporated in Canada under the Act to establish the Fonds de solidarité des travailleurs du Québec (F.T.Q.). The Reporting Person is widely held.

        (b) The principal business office of the Reporting Person is located at 545 Crémazie East Blvd., Montréal, Québec, Canada H2M 2W4.

        (c) The principal business of the Reporting Person is to draw on the savings of Quebecers, more specifically through their retirement savings plans, in order to contribute to job creation and maintenance in companies, and to participate in Quebec's economic development.

        (d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        On March 31, 2003, the Reporting Person granted a term loan (the "Term Loan") of CAN$12,500,000 in favour of the Company under a loan agreement. This loan agreement also relates to another CAN$12,500,000 term loan granted to the Company by another party. The Term Loan matures on March 31, 2006 and bears interest at an annual rate of 12%. Interest is payable once a year on the anniversary date of the Term Loan, subject to the Company's right to defer payment of interest on the Term Loan until March 31, 2006. The Reporting Person has the option to convert all or any part of the Term Loan, plus accrued and unpaid interest thereon, into Subordinate Voting Shares of the Company, at a price of CAN$5.05 per share.

        The Reporting Person obtained the funds for the Term Loan entirely from its own resources.

Item 4. Purpose of Transaction

        The Reporting Person made the Term Loan for investment purposes. The Reporting Person intends to review its investment in the Company periodically and may, depending on relevant economic and financial markets conditions and matters relating to the Company, acquire additional securities of the Company or sell any such securities. Any subsequent acquisition or disposition of such securities may be made by way of market purchases and sales, private agreements or otherwise.

        Except as described above and in Item 6 below, the Reporting Person has no plans or proposals which relate to or would result in:

        (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

        (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (j) any action similar to any of those enumerated in clauses (a)-(i) above.

Item 5. Interest in Securities of the Issuer

        (a) The Reporting Person may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 10,140,736 Subordinate Voting Shares. This includes (i) 3,477,544 Subordinate Voting Shares issuable upon conversion (capital and interest) of the Term Loan described under Item 4 above and (ii) 1,666,667 Subordinate Voting Shares issuable upon the exercise of warrants held by the Reporting Person to purchase an equal number of shares at a price of CAN$20.00 per share expiring on December 31, 2003. This constitutes approximately 24.7% of the outstanding shares after giving effect to the shares issuable upon conversion of the Term Loan and upon exercise of the warrants described above and based on 35,966,427 Subordinate Voting Shares outstanding as of March 26, 2003.

        (b) The Reporting Person has the sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Subordinate Voting Shares held by the Reporting Person.

        (c) Except as set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has effected any transaction in the Subordinate Voting Shares within the past sixty days.

        (d) Except as set forth in this Item 5, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subordinate Voting Shares of the Company held by the Reporting Person.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information provided in response to Item 4 above is incorporated herein by reference.

        The Reporting Person is a party to an agreement dated November 12, 1999 (the "First Voting Agreement") with Mr. Éric Dupont, the controlling shareholder of the Company, Mr. Luc Dupont and the Company, under which Mr. Éric Dupont and Mr. Luc Dupont have agreed to vote their shares of the Company in favor of the election of a representative of the Reporting Person to the Company's board of directors. The Reporting Person is also party to an agreement with Mr. Éric Dupont dated April 9, 2002 (the "Second Voting Agreement") under which Mr. Dupont agreed, as long as Mr. Dupont owns a majority of the votes attached to the voting shares of the Company, not to vote his shares in favor of certain significant changes affecting the Company without the prior approval of the Reporting Person. A copy of these agreements was filed with the Reporting Person's previous statement on Schedule 13D dated April 19, 2002 and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

        The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated herein by reference.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2003
Fonds de solidarité des travailleurs du Québec (F.T.Q.)

By (signed) JANIE C. BÉÏQUE
Name: Janie C. Béïque
Title: Vice-President Legal Affairs and Corporate Secretary